April 3, 2017

U.S. Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	Everbridge, Inc.
Registration Statement on Form S-1
File No. 333-216907

Acceleration Request
	Requested Date:	Wednesday, April 5, 2017
	Requested Time:	4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on April 5, 2017, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Nicole Brookshire and Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Richard Segal at (617) 937-2332.

Very truly yours,

Everbridge, Inc.

By:	/s/ Elliot J. Mark
Name:	Elliot J. Mark
Title:	Senior Vice President and General Counsel

cc:	Jaime Ellertson, Everbridge, Inc.

Kenneth S. Goldman, Everbridge, Inc.

Nicole C. Brookshire, Esq., Cooley LLP

Richard C. Segal, Esq., Cooley LLP

Kenneth J. Gordon, Esq., Goodwin Procter LLP